FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: March 30, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC’S NEW POKER TOURNAMENT SOFTWARE DELIVERS
HIGH-SPEED ACTION, ONLINE QUALIFYING FOR TOP POKER EVENTS WORLDWIDE

March 30, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today the latest tournament enhancements to its Internet poker software released through its wholly-owned subsidiary, WagerLogic Limited. New features include high-speed Thunder Tournaments and an enhanced Super-Satellite Tournament Structure for more chances to qualify for the world’s biggest and coveted land-based poker events.

“For CryptoLogic, it’s about delivering innovative and distinctive gaming concepts that meet the heart of the online gamer,” said Lewis Rose, CryptoLogic’s President and CEO. “Players are demanding speed, the thrill of ‘land-based’ tournaments and rewards for their loyalty. CryptoLogic listened and delivered — first, we introduced Lightning speed games, now Thunder Tournaments and more – and the result is exciting poker tournament software that offers increased speed of play and increased chances to win entry into an amazing choice of events.”

WagerLogic first gave players a taste of speed with its popular Lightning™ ring games. New Thunder Tournaments now offer this same high-speed poker action by reducing player decision time to 12 seconds and providing shorter blind levels – further challenging player skills in one of the fastest tournament structures available online.

WagerLogic extended the marketing appeal of tournaments with the introduction of its exclusive online Super-Satellite Tournament Structure, Land-Based Online Qualification Series (LOQ). LOQ enables its customers’ players to qualify online, all-year-round for not just one, but their choice of 20 premier poker events around the globe. From the World Series of Poker to major land-based tournaments in the Caribbean and across Europe to WagerLogic licensees’ own Caribbean Poker Classic™, winners of a main online LOQ satellite tournament will be awarded the entry fee for the tournament of their choosing, as well as travel, accommodation and spending money. The excitement of last year’s CPC is currently airing every Friday into April at 4:00 p.m. Eastern on Rogers Sportsnet in Canada.

The introduction of My Poker Points (MPP) tournament option also allows players to compete in online tournaments using poker points accumulated while playing, or use their points to pay for the fee portion of a tournament buy-in for selected tournaments.

“By understanding and anticipating the wants, needs and wishes of the online player, our software is offering something for every type of Internet poker player. Players can now speed up their ETA to possible victory by playing Thunder Tournaments, they can LOQ up their seat to 20 different land-based tournaments throughout the year, and they continuously get rewarded – especially with the introduction of MPPs,” said Andy Goetsch, CryptoLogic’s Vice President, Poker Software Development.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

“Our newest poker enhancements continue to provide our customers with a differentiated offering through novel, exclusive tournament concepts, online reward features and a widening array of online and on-land tournament options that help drive players to their Internet poker sites,” added A.J. Slivinski, WagerLogic’s Managing Director.

WagerLogic’s new poker software enhancements can be found at top Internet poker sites, including williamhillpoker.com, interpoker.com, littlewoodspoker.com, ukbettingpoker.co.uk, betfairpoker.com, theritzclublondon.com, sunpoker.com, pokerplex.com, classicpoker.com and totalbetpoker.co.uk.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311
(North American media)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext 223/dtisch@argylerowland.com

Capital MS&L, +44 20 7255 5117 (UK Media)
Nick Bastin

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.